EXHIBIT 1

Consent of Independent Registered Public Accounting Firm

Retirement Savings Plan Advisory Committee

State Auto Insurance Companies Retirement Savings Plan

We consent to the incorporation by reference in the Registration Statement (No. 333-56336) on Form S-8 of the State Auto Insurance Companies of our report dated June 18, 2013, with respect to the statements of net assets available for benefits of State Auto Insurance Companies Retirement Savings Plan as of December 31, 2012 and 2011, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule as of December 31, 2012, which report appears in the December 31, 2012 annual report on Form 11-K of the State Auto Insurance Companies Retirement Savings Plan.

/s/ Clark, Schaefer, Hackett & Co.

Columbus, Ohio

June 18, 2013